Filed by Morgan Stanley

(Commission File No.: 1-11758)

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: E*TRADE Financial Corporation

(Commission File No.: 001-11921)

The following is a transcript of a portion of an interview with James P. Gorman, Chairman and CEO of Morgan Stanley, aired on the CNBC program Closing Bell on April 1, 2020:

Wilfred Frost – CNBC Closing Bell – Anchor:

James, back to some Morgan Stanley specific questions if we can. What are you thinking about the E*TRADE acquisition? Do you think that was particularly well timed when your stock price was high or badly timed relative of course to the environment that we're in now that you couldn't have predicted?

James P. Gorman – Morgan Stanley – Chairman and CEO:

I don't think it's fair to judge, you know, and speak about valuations. I think it was fairly valued. It was an all-stock deal as you know. So as both stocks had moved and would have moved post crisis, I'm very comfortable with having done an all-stock deal. I'll just say that. And for the business more importantly, the E*TRADE folks, I think, have handled this brilliantly. They have had very little disruption in their platform and this is exactly the kind of reasons why we want to buy this business. This gives us world-class technology capability and particularly as people now have learned to deal much more remotely, it will augment what we're doing with our financial advisers, so I think that's terrific and it just provides more balance to our business model. It's more wealth management revenues. It’s more stability. It’s less volatile than the core markets businesses. So net-net I'm happier now that we did the deal when we did it. It would have been impossible to do it right now. The team over there is terrific. And, you know, from the price perspective, it was a stock-for-stock deal so it was pretty straightforward.

Important Information about the Transaction and Where to Find It

In connection with the proposed transaction between Morgan Stanley and E*TRADE (“E*TRADE”), Morgan Stanley and E*TRADE will file relevant materials with the Securities and Exchange Commission (the “SEC”), including a Morgan Stanley registration statement on Form S-4 that will include a proxy statement of E*TRADE that also constitutes a prospectus of Morgan Stanley and a definitive proxy statement/prospectus will be mailed to stockholders of E*TRADE. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF Morgan Stanley AND E*TRADE ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the registration statement and the proxy statement/prospectus (when they become available), as well as other filings containing information about Morgan Stanley or E*TRADE, without charge at the SEC’s Internet website (http://www.sec.gov) or by contacting the investor relations department of Morgan Stanley or E*TRADE at the following:

Morgan Stanley	E*TRADE
1585 Broadway	671 North Glebe Road, Ballston Tower
New York, NY 10036	Arlington, VA 22203
Media Relations: 212-761-2448 mediainquiries@morganstanley.com Investor Relations: 1-212-762-8131	Media Relations: 646-521-4418 mediainq@etrade.com Investor Relations: 1-646-521-4406

investorrelations@morganstanley.com	IR@etrade.com

Participants in the Solicitation

Morgan Stanley, E*TRADE, their respective directors and certain of their respective executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding the directors and executive officers of Morgan Stanley and E*TRADE, and their direct or indirect interests in the transaction, by security holdings or otherwise will be set forth in the proxy statement/prospectus and other relevant matters when they are filed with the SEC. Information regarding the directors and executive officers of Morgan Stanley is contained in Morgan Stanley’s Form 10-K for the year ended December 31, 2019 and its proxy statement filed with the SEC on April 5, 2019. Information regarding the directors and executive officers of E*TRADE is contained in E*TRADE’s Form 10-K for the year ended December 31, 2019 and its proxy statement filed with the SEC on March 24, 2020. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials filed with the SEC when they become available.

No Offer or Solicitation
This communication is for informational purposes and is not intended to, and shall not, constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities

Exchange Act of 1934, as amended. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. All such forward-looking statements are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in such forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to, (i) the completion of the proposed transaction on anticipated terms and timing, including obtaining required stockholder and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the combined company’s operations and other conditions to the completion of the acquisition, including the possibility that any of the anticipated benefits of the proposed transaction will not be realized or will not be realized within the expected time period, (ii) the ability of Morgan Stanley and E*TRADE to integrate the business successfully and to achieve anticipated synergies, risks and costs, (iii) potential litigation relating to the proposed transaction that could be instituted against Morgan Stanley, E*TRADE or their respective directors, (iv) the risk that disruptions from the proposed transaction will harm Morgan Stanley’s and E*TRADE’s business, including current plans and operations, (v) the ability of Morgan Stanley or E*TRADE to retain and hire key personnel, (vi) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the acquisition, (vii) continued availability of capital and financing and rating agency actions, (viii) legislative, regulatory and economic developments, (ix) potential business uncertainty, including changes to existing business relationships, during the pendency of the acquisition that could affect Morgan Stanley’s and/or E*TRADE’s financial performance, (x) certain restrictions during the pendency of the acquisition that may impact Morgan Stanley’s or E*TRADE’s ability to pursue certain business opportunities or strategic transactions, (xi) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as management’s response to any of the aforementioned factors, (xii) dilution caused by Morgan Stanley’s issuance of additional shares of its common stock in connection with the proposed transaction, (xiii) the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events, (xiv) those risks described in Item 1A of Morgan Stanley’s most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K, (xv) those risks described in Item 1A of E*TRADE’s most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K and (xvi) those risks that will be described in the proxy statement/prospectus on Form S-4 available from the sources indicated above. These risks, as well as other risks associated with the proposed acquisition, will be more fully discussed in the proxy statement/prospectus that will be included in the registration statement on Form S-4 that will be filed with the SEC in connection with the proposed acquisition. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Morgan Stanley’s or E*TRADE’s consolidated financial condition, results of operations, credit rating or liquidity. Neither Morgan Stanley nor E*TRADE assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.